UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Dermira, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24983L 104

(CUSIP Number)

Susan Vuong

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 835-9378

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24983L 104	13D

1.	Names of Reporting Persons Bay City Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 24983L 104	13D

1.	Names of Reporting Persons Bay City Capital Management V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 24983L 104	13D

1.	Names of Reporting Persons Bay City Capital Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 24983L 104	13D

1.	Names of Reporting Persons Bay City Capital Fund V Co-Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer.

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 14, 2014, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 13, 2017 and Amendment No. 2 to the Schedule 13D filed with the SEC on January 13, 2020 (collectively, the “Prior Schedule 13D”) by Bay City Capital LLC, a Delaware limited liability company (“BCC”), on behalf of the Reporting Persons pursuant to the Joint Filing Agreement attached to the Prior Schedule 13D as Exhibit 99.1 and relates to the common stock, $0.001 par value per share (the “Shares”) of Dermira, Inc. (the “Issuer”). Except as specifically amended by this Amendment No. 3, items in the Prior Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Prior Schedule 13D. BCC is the manager of Bay City Capital Management V LLC, a Delaware limited liability company (“Management V”), which is the general partner of Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment V”). BCC is also an advisor to Fund V and Co-Investment V. This Amendment No. 3 is being filed to report that as of February 20, 2020, the Reporting Persons sold their entire interest in the Company and as such ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer, as set forth in more detail below. The principal executive office of the Issuer is located at 275 Middlefield Road, Suite 150, Menlo Park, CA 94025.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following disclosure at the end of such item:

As previously disclosed, each of Fund V, Co-Investment V and BCC (together, the “BCC Parties”) entered into the tender and support agreement with Eli Lilly and Company (“Parent”) and Bald Eagle Acquisition Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”) pursuant to which the BCC Parties agreed to tender their Shares in the tender offer commenced by Merger Sub. On February 20, 2020, the tender offer closed and Merger Sub accepted for purchase all of the Shares tendered by the BCC Parties.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is amended and restated in its entirety to read as follows:

(a)	As of the date of this filing, the aggregate number and percentage of Shares reported to be beneficially owned by each Reporting Person is 0 Shares, constituting 0.0% of the outstanding Shares.

(b)	As of the date of this filing, each Reporting Person owns 0 Shares and does not have voting or dispositive powers.

(c)

Other than tendering all Shares owned in the aggregate by the Reporting Persons into the tender offer at a purchase price of $18.75 per Share, as further described in Item 4, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of February 20, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

No material change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2020

/s/ Fred Craves, Ph.D.
Fred Craves, Ph.D., Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.